Exhibit 5.1

July 12, 2002

[SILICON VALLEY BANCSHARES LETTERHEAD]

Silicon Valley Bancshares

3003 Tasman Drive

Santa Clara, California 95054

Ladies and Gentlemen:

As General Counsel of Silicon Valley Bancshares (the “Company”). I have participated in the preparation and filing by the Company of a Registration Statement on Form S–8 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering of up to 1,500,000 shares of the Company’s Common Stock, $.001 par value, (the “Shares”) pursuant to its 1997 Equity Incentive Plan (the “Plan”).  This opinion is delivered in accordance with the requirements of Item 601(b)(5) of Regulation S-K promulgated under the Act.

In connection with this opinion, I have examined the Registration Statement, the Certificate of Incorporation and Bylaws, as amended, and such other documents, records, certificates, memoranda and other instruments as I deem necessary as a basis for this opinion.  I have assumed the genuineness and authenticity of all documents submitted to me as originals, the conformity to originals of all documents submitted to me as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

Based on the foregoing, and in reliance thereon, I am of the opinion that the Shares, when sold and issued in accordance with the Plan, the Registration Statement and related Prospectus, will be validly issued, fully paid, and nonassessable (except as to shares issued pursuant to certain deferred payment arrangements, which will be fully paid and nonassessable when such deferred payments are made in full).

I consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ A. CATHERINE NGO
A. CATHERINE NGO

A. Catherine Ngo, Esq.

General Counsel, Corporate Secretary